# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INDIVIOR PLC, CIK 0001625297
CUSIP: G4766E116
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 12/24/2025
Amends the filing with accession number 0001140361-24-042795
Filed by CIK 0001790787
Persons authorized to receive notices and communications: Richard Ting, 333 South Grand Avenue, 28th Floor, Los Angeles, California, California (CA), 90071, (213) 830-6484

## Reporting persons
- Oaktree Value Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 4,087,753; sole dispositive power 0; shared dispositive power 4,087,753; aggregate amount beneficially owned 4,087,753 (3.27% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed by the Issuer in its quarterly report filed with the Securities and Exchange Commission on October 30, 2025 (the "Form 10-Q").
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,720,277; sole dispositive power 0; shared dispositive power 1,720,277; aggregate amount beneficially owned 1,720,277 (1.38% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed in the Form 10-Q.
- Oaktree Phoenix Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 290,677; sole dispositive power 0; shared dispositive power 290,677; aggregate amount beneficially owned 290,677 (0.23% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed in the Form 10-Q.
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,009,957; sole dispositive power 0; shared dispositive power 1,009,957; aggregate amount beneficially owned 1,009,957 (0.81% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed in the Form 10-Q.
- Oaktree Fund GP I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,098,707; sole dispositive power 0; shared dispositive power 6,098,707; aggregate amount beneficially owned 6,098,707 (4.88% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed in the Form 10-Q.
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,108,664; sole dispositive power 0; shared dispositive power 7,108,664; aggregate amount beneficially owned 7,108,664 (5.69% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed in the Form 10-Q.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,108,664; sole dispositive power 0; shared dispositive power 7,108,664; aggregate amount beneficially owned 7,108,664 (5.69% of the class)
  Comment: Calculated based on 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Name of issuer: INDIVIOR PLC
Address of issuer's principal executive offices: 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071
Comment: This Amendment No. 5 (this "Amendment No. 4") amends and supplements the Schedule 13D, originally filed on October 2, 2024, as amended by Amendment No. 1 filed on November 7, 2024, as amended by Amendment No. 2 filed on December 18, 2024, as amended by Amendment No. 3 filed on March 4, 2025, and as amended by Amendment No. 4 filed on November 13, 2025. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in row (11) of each cover page of this Schedule 13D is incorporated by reference into this Item 5.

The Reporting Persons hold an aggregate of 7,108,664 shares of Common Stock, representing 5.69% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 124,853,897 Ordinary Shares outstanding as of October 1, 2025, as disclosed by the Issuer its Form 10-Q.

In this regard, OVO Fund is the direct holder of 4,087,753 Ordinary Shares. VOF Fund is the direct holder of 1,720,277 Ordinary Shares. OPI Fund is the direct holder of 290,677 Ordinary Shares. OC Management is the investment manager to Boston Patriot Arlington St LLC, an SMA account which directly holds 1,009,957 Ordinary Shares. Oaktree GP I is the indirect general partner of OVO Fund, VOF, and OPI Fund, and as such may be deemed to beneficially own an aggregate of 6,098,707 Ordinary Shares. OC Holdings is the indirect general partner of OVO Fund, VOF, OPI Fund, and Oaktree GP I, and as such may be deemed to beneficially own an aggregate of 7,108,664 Ordinary Shares. OC Group Holdings is the indirect owner of the Class B Units of OC Holdings, and as such may be deemed to beneficially own an aggregate of 5.69% Ordinary Shares. Each of the Reporting Persons disclaims beneficial ownership of the reported securities, and the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Since the filing of Amendment No. 4, the Reporting Persons have acquired shares of Common Stock as follows:

Date Purchase/(Sale) Amount of Shares Price

5-Dec Sale 139,769 35.0812
9-Dec Sale 47,399 36.0574
10-Dec Sale 139,914 35.9507
11-Dec Sale 50,000 35.8071
12-Dec Sale 31,293 35.6432
12-Dec Sale 150,000 36.1107
15-Dec Sale 218,778 35.4141
16-Dec Sale 77,705 35.339
16-Dec Sale 21,300 35.476
22-Dec Sale 77,600 36.2984
22-Dec Sale 140,000 36.2642
23-Dec Sale 30,635 36.3863
23-Dec Sale 17,154 36.3967
24-Dec Sale 200,000 36.1051
26-Dec Sale 19,473 36.3172
29-Dec Sale 275,000 36.2577
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Oaktree Value Opportunities Fund, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/30/2025)
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/30/2025)
- Oaktree Phoenix Investment Fund, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/30/2025)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/30/2025)
- Oaktree Fund GP I, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/30/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/30/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (12/30/2025)